PACIFIC BOOKER MINERALS INC.
#1702 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
mail: info@pacificbooker.com	Symbols: bkm-tsx venture / pbm-NYSE Amex	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

NYSE MKT Exchange Symbol - PBM

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Reiterates 2009 Feasibility Study Results

Vancouver BC,  January 16, 2013:  A positive Feasibility Study, as defined by National Instrument 43-101, was released by the Company for its 100% owned Morrison Copper/Gold Project in February 2009.  The study described the scope, design and financial viability of a conventional open pit mine with a 30,000 tonnes per day mill with a 21 year mine life.

The proven and probable mineable reserve was estimated to be 224.25 Mt with an average grade of 0.33% Copper, 0.163 g/t Gold and 0.004% Molybdenum.  The Capital cost estimate was CDN $516.68 million (including a CDN $59.92 million contingency allocation) and operating cost was CDN $8.15 per tonne milled over the life of the mine.  The Pre-Income Tax Internal Rate of Return (“IRR”) was 20.05%, based on metal prices of (four year trailing average as of January 12, 2009) Copper ($2.75), Gold ($658.32) and Molybdenum ($29.23).  The Net Present Value (“NPV”) at 8.0% discount rate was CDN $495.9M.

Using a 5.0% discount rate, the NPV based on the Feasibility Study is estimated to be CDN $790M.

The Feasibility Study used historical four-year average metal prices calculated as of January 12, 2009.  The current upward trend in metal prices has resulted in metals trading at prices that are currently higher than their respective four year average price with the exception of molybdenum, which is lower.  The Cdn to US dollar exchange rate has increased since the Feasibility Study.

Silver was not included in the financial analysis; however, there is an opportunity for improved economic performance if silver credits are received from the treatment and refining of the copper concentrate.  Metallurgical test-work to date has reported silver present in the concentrate.

The Company’s current share capital is 14.9 M shares fully diluted including 250,000 common voting shares to be issued to Xstrata (formerly Noranda, Falconbridge) upon the start of commercial production as part of the purchase agreement with Noranda.

The mineral reserve estimates have been prepared and classified in accordance with CIM Classification established under National Instrument 43-101 of the Canadian Securities Administrators.  The reserve estimate takes into consideration all geologic, mining, milling and economic factors and is stated according to Canadian Standards (NI 43-101).  Under US standards, no reserve declaration is possible until financing and permits are acquired.

The Company wishes to emphasize that it is strongly committed to continue to work towards bringing the proposed Morrison Copper/Gold Project to commercial production.

If you would like to be added to our email newsgroup, please send your request by email to info@pacificbooker.com.

On Behalf of the Board of Directors

“Erik Tornquist”

Erik Tornquist, Director

No regulatory authority has approved or disapproved the information contained in this news release. This release includes certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured,'' "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20- F, File No. 0-51453, which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml